UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act Of 1934
(Amendment No. 2 -- Final Amendment)

fashionmall.com, Inc.
(Name of Subject Company (issuer))

fashionmall.com, Inc.
(Names of Filing Persons (issuer))

Common Stock, $.01 Par Value
(Title of Class of Securities)

31186K106
(CUSIP Number of Class of Securities)

Benjamin Narasin,
Chairman and Chief Executive Officer
fashionmall.com, Inc.
575 Madison Avenue
New York, New York 10022
(212) 891-8075
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Kenneth Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue, 25th Floor
New York, New York 10017
(212) 935-3000

Calculation Of Filing Fee

	Transaction valuation			Amount of filing fee
		$3,041,500*			       	$608.30**

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,216,600 shares of Common Stock of fashionmall.com, Inc. at the maximum tender offer purchase price of $2.50 per share in cash.
**Previously paid.

[   ]  Check the box if any part of the fee is offset as provided by Rule
011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

		Amount Previously Paid: N/A
		Form or Registration Number: N/A
		Filing Party: N/A
		Date Filed: N/A

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[   ]  going private transaction subject to Rule 13e-3.
[   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

fashionmall.com, Inc., a Delaware corporation (the "Company"), is filing this Amendment No. 2 and Final Amendment to amend and supplement the Tender Offer Statement on Schedule TO under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Statement"), in connection with the offer by the Company to purchase up to 1,216,600 shares of its Common Stock, $.01 par value per share, on the terms and subject to the conditions described in the Offer to Purchase, dated July 2, 2001 (the "Offer to Purchase"), and the related attachments thereto. The Offer to Purchase and the related Letter of Transmittal are filed as Exhibit (a)(1) and Exhibit (a)(2) to the Statement, respectively. The Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented from time to time, together with all schedules and annexes thereto, constitute the "Offer."

Item 4.  TERMS OF THE TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented to add the following:

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4). The Offer expired on August 14, 2001, at midnight E.S.T. 696,223 shares of the Company's common stock were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those shares were accepted for purchase by the Company in accordance with the terms of the Offer.

Item 12.  EXHIBITS.

Item 12 of the Statement is hereby amended to add Exhibit (a)(10) attached hereto:

(a)(10) Press Release dated August 15, 2001.


Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2001

						fashionmall.com, Inc.

		by:	/s/ Benjamin Narasin

                                                      Benjamin Narasin
		         Chairman and Chief
			  Executive Officer




PRESS RELEASE


August 15, 2001

Contact: Anne Marie Forehand
fashionmall.com, Inc.
(212) 891-8075

FASHIONMALL.COM ANNOUNCES EXPIRATION OF TENDER OFFER

NEW YORK, NEW YORK - fashionmall.com, Inc. (NASDAQ National Market: FASH) today announced the closing of its offer to purchase for cash up to 1,216,600 shares of its common stock. The offer expired on August 14, 2001, at midnight E.S.T.

As of midnight E.S.T. on August 14, 2001, the Depositary had received tenders with respect to 696,223 shares of Fashionmall's common stock. Fashionmall has accepted all of the tendered shares for payment.
Fashionmall anticipates depositing sufficient funds with the Depositary for payment of the shares on or about August 15, 2001.

fashionmall.com, Inc. operates multiple Internet properties within the fashion lifestyle segment and generates revenues from these properties by charging fees for the placement of either a store, links, advertising, content or other materials on the sites. Fashionmall's properties include www.fashionmall.com, a general fashion mall, www.outletmall.com, an online outlet mall, and www.boo.com, a global style guide for the Web. Fashionmall's clients, which typically pay a fixed or variable fee for site placements tied to the location and or amount of traffic they are exposed to, include traditional and on-line retailers and catalogs as well as manufacturers, magazines, and advertisers who desire to tap into our consumer traffic.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF FASHIONMALL.COM, INC.'S COMMON STOCK. THE OFFER IS BEING MADE SOLELY BY THE OFFER TO PURCHASE, WHICH HAS BEEN MAILED TO SHAREHOLDERS. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE COMPANY'S SCHEDULE TO, AS AMENDED, FILED WITH THE SEC IN CONNECTION WITH THIS TENDER OFFER, WHICH INCLUDES THE OFFER TO PURCHASE AND RELATED MATERIALS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION, INCLUDING THE PRICING, TENDER AND DELIVERY PROCEDURES AND CONDITIONS TO THE OFFER. INVESTORS MAY OBTAIN COPIES OF THE COMPANY'S SCHEDULE TO FOR FREE FROM THE SEC AT THE SEC'S WEBSITE (WWW.SEC.GOV) OR FROM THE COMPANY'S INFORMATION AGENT FOR PURPOSES OF THIS TRANSACTION, AMERICAN STOCK TRANSFER & TRUST COMPANY, BY CALLING (877) 777-0800 X 6820 OR (718) 921-8200 X 6820 IF CALLING FROM NEW YORK CITY.